K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

February 1, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. David Manion

Re:	GAI Agility Income Fund
File No.: 811-22466

Dear Mr. Manion,

We have received the Staff’s comments on the annual report filed on Form N-CSR for the fiscal year ended September 30, 2017 (the “Report”) for GAI Agility Income Fund (the “Fund”).  The Staff’s comments were received telephonically pursuant to an initial call on January 3, 2018 and a follow-up call on January 25, 2018 (the “Comments”).  We respectfully submit this response letter, which replaces our January 16, 2018 letter, on behalf of the Fund.

The Fund’s responses to the Comments are below and changes noted will be reflected in the Fund’s reports going forward.  We believe that the responses are fully responsive to the Comments and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the Comments followed by the Fund’s responses.  Defined terms have the same meanings as used by the Fund in the Report.

1.
Financial Highlights.  With respect to footnote (b), which states that “[p]rior year amounts have been adjusted as a result of reclassifications made to decrease net investment income and increase realized gains,” please discuss supplementally: (1) the reasons for the reclassification; (2) the reasons for not discussing the reclassification in greater detail; and (3) the impact to shareholders, if any, including with respect to Form 1099.

Response:  The Fund has utilized a small number of total return swap contracts to generate income on a tax basis for Fund investors.  From a financial statement presentation perspective, dividends earned on the swaps were categorized on the Statement of Operations as ‘Dividend income’ and interest expense incurred on the swaps was categorized as ‘Interest expense’. After consideration and evaluation, the Fund’s adviser (“Adviser”) determined to categorize dividends earned and interest incurred on the swaps within the ‘Net realized gain/(loss) on equity swaps’ line item on the Statement of Operations within the Fund’s financial statements for the fiscal year ended September 30, 2017 and on a go-forward basis.  The change was not determined to represent a material weakness, but it constituted a significant deficiency that was communicated by the Adviser and the Fund’s auditor to the Fund’s Audit Committee prior to the issuance of the Report.

In addition, the Adviser determined to align the prior fiscal year presentations with the current year to allow for added comparability. Within the Financial Highlights, components of the audited net asset value per share for both Class A and Class I shares of the Fund are presented for certain fiscal years on a comparable basis. Under the revised presentation methodology, the change in categorization affected the ‘Net investment income/(loss)’ and ‘Net realized and unrealized gain/(loss) from investments’ line items presented in the Financial Highlights for each of those fiscal years.  From a quantitative perspective, assessment of importance may be subjective for certain investors. Consequently, the Adviser determined that a reader of the Fund’s financial statements could consider certain quantitative factors to be important and that investors would be best served by a comparable presentation of the line items.

Footnote (b) was added in the Financial Highlights to disclose the reclassification.  The Adviser reviewed the amount of disclosure provided in the footnote with respect to the reclassification.  The reasons for the form of the footnote included, among other things, that the change had no impact to the fiscal year-end audited net asset value, net asset value per share, or total return reported by the Fund in any year, nor was there any net impact to total income/(loss) from investment operations.  Instead, the impact was simply of a geographical nature with respect to the affected line items in the Report. The Adviser confirms that it considers and, going forward will consider, the requirements of ASC 250 in drafting the relevant disclosure.

The Fund also confirms that there was no impact on the tax characteristics of the distributions that were made by the Fund to its shareholders during any year as a result of this change in presentation of swap dividend income and therefore the reclassification did not affect shareholders, including with respect to their Forms 1099.

2.	Implementation of Regulation S-X. Going forward, please consider disclosing the payment frequency associated with swap transactions in accordance with Article 12-13C of Regulation S-X.
Response:  Going forward, the Fund will disclose the payment frequency associated with swap transactions in accordance with Article 12-13C of Regulation S-X.

3.	Notes to Financial Statements. With respect to the expense limitation agreement, please explain why no reimbursable amounts appear to be grossed up in the statement of operations.

Response:  The Fund notes that, as disclosed in Note 2(i) to the Notes to Financial Statements, as of September 30, 2017, there were no expenses reimbursable by the Fund’s adviser.

4.
Schedule of Investments. Please confirm supplementally that all investments of the Fund, including any underlying offshore funds, were income producing as of September 30, 2017. Alternatively, going forward, please disclose which investments are non-income producing in accordance with Article 12-12 of Regulation S-X.

Response:  The Fund confirms that all investments of the Fund, including underlying offshore funds, were income producing as of September 30, 2017.  Going forward, any investments that are non-income producing (if any) will be identified in accordance with Article 12-12 of Regulation S-X.

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Thank you for your attention to these matters.  If you have any questions, please call me at (617) 951-9209 or George J. Zornada at (617) 261-3231.

Very truly yours,

/s/ Pablo J. Man
Pablo J. Man
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